Exhibit 21.1

Name of Subsidiary	Jurisdiction of Organization
Calidi Biotherapeutics (Nevada), Inc.	Nevada
StemVac GmbH*	Germany
Calidi Biotherapeutics Australia Pty Ltd**	Australia

*	StemVac GmbH is a wholly owned subsidiary of Calidi Biotherapeutics (Nevada), Inc., which is a wholly owned subsidiary of Calidi Biotherapeutics, Inc., a Delaware corporation.

**	Calidi Biotherapeutics Australia Pty Ltd is a wholly owned subsidiary of Calidi Biotherapeutics (Nevada), Inc., which is a wholly owned subsidiary of Calidi Biotherapeutics, Inc., a Delaware corporation.